Exhibit 99.6
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press Release
Recommended A$16 per share cash offer by Rio Tinto for Riversdale
23 December 2010
•	Recommended cash offer price of A$16 per ordinary share values Riversdale at approximately A$3.9 billion[1].

•	Rio Tinto has entered into pre-bid agreements in relation to 14.9 per cent of Riversdale’s current shares on issue.

•	Shareholders who have signed pre-bid agreements include a number of senior executives of Riversdale including Michael O’Keeffe (executive chairman), Steve Mallyon (managing director) and Niall Lenahan (chief financial officer).

•	Rio Tinto’s offer provides Riversdale shareholders with an attractive, all-cash offer for their shares at a substantial premium to historical trading prices.

•	Acquisition provides Rio Tinto with a substantial tier one coking coal development pipeline in the emerging Moatize Basin in Mozambique, in line with Rio Tinto’s strategy of developing large, long-life, low operating cost assets to grow shareholder value.
Rio Tinto Group (LSE: RIO, ASX: RIO, NYSE: RIO) (“Rio Tinto”) and Riversdale Mining Limited (ASX: RIV) (“Riversdale”) have entered into a Bid Implementation Agreement (“BIA”) for a cash offer (the “Offer”) by Rio Tinto2 to acquire all of the issued and outstanding shares of Riversdale by way of a recommended off-market takeover offer.
The Offer price of A$16 per share values Riversdale at approximately A$3.9 billion3. The Offer price represents a 46 per cent premium to the one-month volume weighted average price (“VWAP”) of Riversdale shares to 3 November 20104 and a 24 per cent premium to the one-month VWAP of Riversdale shares to 3 December 20105. The Offer will be financed through Rio Tinto’s existing cash reserves and credit facilities.
The Riversdale Directors6 have recommended, in the absence of a superior proposal, that shareholders accept Rio Tinto’s Offer and have indicated they intend to accept the Offer for shares in Riversdale which they control. Riversdale’s executive chairman (Michael O’Keeffe), managing director (Steve Mallyon) and chief financial officer (Niall Lenahan) have entered into pre-bid agreements in relation to shares in which they have a relevant interest.
In aggregate, Rio Tinto has secured pre-bid agreements in relation to 14.9 per cent of Riversdale’s current shares on issue.
Cont.../

[1]	On a fully diluted basis.

[2]	The offer is likely to be made by a wholly owned subsidiary of Rio Tinto.

[3]	See note 1.

[4]	Being the last day prior to speculation arising around potential takeover activity involving Riversdale.

[5]	Being the last day prior to the announcement of Riversdale’s discussions with Rio Tinto in relation to a possible corporate transaction.

[6]	Mr N.K. Misra, who is the Board nominee of Tata Steel, Riversdale’s largest shareholder, abstained from voting on the Board resolution to announce and recommend the Offer.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Doug Ritchie, Rio Tinto chief executive Energy said: “The acquisition of Riversdale is in line with our growth strategy of investing in, developing and operating large, long term, cost-competitive mines and businesses driven by the quality of each opportunity.”
“Rio Tinto’s extensive experience in infrastructure and large project development combined with our significant financial capacity means that we are well placed to take Riversdale’s asset base through its next phase of development. We believe Rio Tinto is one of the few groups in the world with the capabilities, values and incentives to develop the projects quickly and to a world-class standard, bringing considerable benefit to the people of Mozambique,” Mr Ritchie said.
“This investment underlines Rio Tinto’s commitment to Africa. Our reach extends beyond our operating mines to include an extensive exploration programme and numerous active projects in the region.”
Implementation
Rio Tinto and Riversdale have entered into a Bid Implementation Agreement in respect of the Offer. A copy of the BIA is attached to Riversdale’s announcement of the Offer.
The Offer is subject to a number of conditions including Rio Tinto acquiring a relevant interest in excess of 50 per cent in Riversdale, Foreign Investment Review Board approval as well as no material adverse change occurring and Riversdale conducting its business within certain specified parameters. A full list of the conditions to the Offer is set out in Appendix I.
The BIA also contains customary deal protection mechanisms including “no shop” and “no talk” restrictions and a matching right for Rio Tinto in the event of a competing proposal. A break fee of A$37.8 million is also payable to Rio Tinto in certain circumstances.
Next Steps
Rio Tinto and Riversdale expect to dispatch the Bidder’s Statement and Target’s Statement in relation to the Offer in January 2011.

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia / Asia	Media Relations, EMEA / Americas

David Luff	Tony Shaffer
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1138
Mobile: +61 (0) 419 850 205	Mobile: +44 (0) 7920 041 003

Karen Halbert	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 412 119 389	Mobile: +44 (0) 7825 275 605

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada

Bryan Tucker
Office: +1 (0) 514 848 8151
Mobile: +1 (0) 514 825 8319

Investor Relations, Australia	Investor Relations, London

Dave Skinner	Mark Shannon
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 1178
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 576597

Simon Ellinor	David Ovington
Office: +61 (0) 7 3361 4365	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Christopher Maitland
Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 459 800 131

Investor Relations, North America

Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com

Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media

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Appendix I
1.	Conditions to the Offer

The Offer, and any contract resulting from the acceptance of the Offer, are subject to the following conditions:
(a)	Minimum acceptance condition

Before the end of the Offer Period, Rio Tinto Group and its Related Entities have relevant interests in excess of 50% of Riversdale Shares then on issue.

(b)	FIRB approval

One of the following occurs before the end of the Offer Period:
(i)	Rio Tinto receives a notice from the Treasurer of the Commonwealth of Australia (Treasurer) or his agent to the effect that there is no objection to the acquisition of the Riversdale Shares by Rio Tinto or another wholly owned member of the Rio Tinto Group (by any means permitted by the Corporations Act) under the Commonwealth Government’s foreign investment policy, such notice being unconditional;

(ii)	the period provided under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (as amended) (FATA) during which the Treasurer may make an order under section 22 of the FATA prohibiting the acquisition of Riversdale Shares by Rio Tinto or another wholly owned member of the Rio Tinto Group (by any means permitted under the Corporations Act) has elapsed, without such an order being made; or

(iii)	if an interim order prohibiting such acquisition is made, the subsequent period for making a final order prohibiting the acquisition of Riversdale Shares by Rio Tinto or another wholly owned member of the Rio Tinto Group has elapsed, without such final order being made.
(c)	No material adverse event

Except as publicly announced to ASX prior to the Announcement Date or to the extent the information is generally available (within the meaning of section 1042C of the Corporations Act) prior to the Announcement Date, none of the following has happened since 30 June 2010 or happens, is announced, disclosed or otherwise becomes known to Rio Tinto (whether it becomes public or not) during the period from and including the Announcement Date to the end of the Offer Period:
(iv)	any event or circumstance which constitutes or gives rise to or may (upon the passage of time, the fulfilment of any condition, or the giving of notice or taking of any other action by a Mozambique Governmental Authority or any other person) give rise to the suspension, revocation, disclaimer, invalidity, unenforceability, variation, lapse or termination of all or any material rights under any Mining Interest or any material contract or material Project Approval to which Riversdale or any subsidiary of Riversdale is a party;

(v)	the occurrence of the outbreak of war (including civil war), outbreak of hostilities (whether war is declared or not) or terrorism, mobilization of armed forces, insurrection, general civil unrest, or similar event in the Republic of Mozambique, or major civil unrest

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in the Tete province of Mozambique or within 200 kilometers of any of the Projects;

(vi)	the occurrence of the nationalization or expropriation by a Mozambique Governmental Authority of privately owned or held natural resource exploration or mining rights or other property or rights required for the use or enjoyment of those natural resource exploration or mining rights;

(vii)	the grant of mining or other rights or interests of any kind over all or part of any area covered by or the subject of a Mining Interest to any person other than the holder(s) of that Mining Interest (in that capacity) which materially conflict or could reasonably be expected to materially conflict with the enjoyment of the rights conferred or purported to be conferred by a Mining Interest;

(viii)	without limiting the generality of the foregoing, any event, action, proceeding, circumstance or change in circumstance that (individually or with others) has or is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial or trading position, profitability, future production or prospects of Riversdale and its subsidiaries taken as a whole or any Project, including but not limited to any one or more of the following effects:
(A)	when considered together with any related events, occurrences or matters, but disregarding the effects of any unrelated events, occurrences or matters, a diminution in the net assets of the consolidated Riversdale Group by $200 million or more; or

(B)	a material restraint on or hindrance to the development, timely completion, feasibility, operation, profitability or marketability of a Project; or

(C)	the incurring of any obligations, liabilities, costs or expenses (contingent or otherwise), other than capital expenditure, where the quantum (whether individually or when aggregated with all such other events) exceeds $100 million.
(c)	No material acquisitions, disposals, commitments, etc

Between the Announcement Date and the end of the Offer Period, neither Riversdale nor any of its subsidiaries:
(i)	enters into or announces an intention or proposal to enter into or offers to enter into;

(ii)	discloses the existence of; or

(iii)	incurs, becomes subject to, or brings forward the time for performance of (or is reasonably likely to incur, become subject to or bring forward the time for performance of), an obligation or arrangement (other than pursuant to and in the proper discharge of a legally binding obligation entered into and fully disclosed in writing to Riversdale or fully disclosed to the ASX prior to the Announcement Date) or a decision by it, whether conditional or otherwise:
(iv)	to acquire an interest in property or other assets for an amount or having a market value in aggregate greater than $10 million, other

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than in relation to the Benga Project to the extent disclosed in writing to Rio Tinto before the Announcement Date;

(v)	(without limitation to paragraph (e) below) to Dispose of an interest in any property or other assets (including, without limitation, Minerals) for an amount, or in respect of which the book value (as recorded in Riversdale’s balance sheet as at 30 June 2010) is, in aggregate, greater than $10 million;

(vi)	to perform or acquire the benefit of any services or supplies of goods or services in relation to any asset, Project or business or interest therein where the aggregate financial liability of the Riversdale Group in respect of those services exceeds or may exceed $5 million or the term of the arrangement exceeds and cannot be terminated within 12 months, other than in relation to the Benga Project to the extent disclosed in writing to Rio Tinto before the Announcement Date;

(vii)	to enter into or terminate, or, in any material respect, amend or waive, any of the terms applicable to, or rights (including any rights of pre-emption or first or last refusal) under, a shareholders agreement, joint-venture, asset or profit sharing agreement, partnership or joint-selling agreement, merger of business or of corporate entities, or dual listed company structure; or

(viii)	to make or incur:
(A)	capital expenditure in relation to the Benga Project of an amount that is 10% or more in excess of the planned capital expenditure disclosed to Rio Tinto prior to the Announcement Date (and whether for an individual item or on an aggregated basis); or

(B)	capital expenditure that is not in relation to the Benga Project and that exceeds the planned capital expenditure disclosed to Rio Tinto prior to the Announcement Date by $1 million or more (and whether for an individual item or on an aggregated basis), without Rio Tinto’s prior written consent.
(d)	No direct or indirect Disposal of or encumbrance over Mining Interests

Between that day that is one month before the Announcement Date and the end of the Offer Period, neither Riversdale nor any of its subsidiaries:
(i)	enters into or announces an intention or proposal to enter into or offers to enter into; or

(ii)	discloses the existence of; or

(iii)	becomes subject to,
an obligation or arrangement, whether conditional or otherwise and irrespective of the consideration or value:
(iv)	to Dispose of all or any of, or any interest in, a Mining Interest; or

(v)	to Dispose or issue, or grant an option or other rights over or in respect of, all or any of the shares or other voting or economic interests in any member of the Riversdale Group; or

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(vi)	to grant, permit, suffer to subsist or enter into any encumbrance or other security interest over all or any part of, or any interest in, a Mining Interest, without Rio Tinto’s prior written consent.
(e)	New Mining Contract and Mining Interest Renewals
(i)	If before the end of the Offer Period:
(A)	a mining contract (‘Contracto Mineiro’) has been entered into with the Government of the Republic of Mozambique in relation to Exploration Licence LPP946L; or

(B)	any Mining Interest in relation to which a renewal application:
(aa)	has been made before and is outstanding on the Announcement Date; or

(bb)	is made on or after the Announcement Date,
is renewed,
that mining contract is entered into or (as the case may be) that renewal is granted in favour of, and solely for the benefit of, a wholly owned subsidiary of Riversdale and on terms and conditions that are substantially the same as, or more favourable to Riversdale than, the final draft of that mining contract or (as applicable) the terms and conditions of renewal set out in the renewal application forms or otherwise disclosed by Riversdale to Rio Tinto before the Announcement Date.
(ii)	If before the end of the Offer Period, such a mining contract has not been entered into or such a renewal has not been granted:
(A)	the applicable Mozambique Governmental Authority has not before the end of Offer Period notified or otherwise made known an intention to refuse to enter into the mining contract or grant the renewal; and

(B)	neither the applicable Mozambique Governmental Authority nor any member of the Riversdale Group has before the end of Offer Period notified or otherwise proposed or made known an intention to seek a material change to the terms and conditions of that mining contract or renewal relative to the final draft of that mining contract or (as applicable) the terms and conditions of renewal set out in the renewal application forms or otherwise disclosed by Riversdale to Rio Tinto before the Announcement Date.
(f)	No Prescribed Occurrences

Between the period beginning on the date Rio Tinto gives its bidder’s statement to Riversdale and ending at the end of the Offer Period, none of the following events (each a Prescribed Occurrence) occurs in relation to Riversdale or any of its subsidiaries:
(i)	Riversdale converts all or any of the Riversdale Shares into a larger or smaller number of shares;

(ii)	Riversdale or a subsidiary of Riversdale resolves to reduce its share capital in any way;

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(iii)	Riversdale or a subsidiary of Riversdale:
(A)	enters into a buy-back agreement; or

(B)	resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;
(iv)	Riversdale or a subsidiary of Riversdale issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option, other than the issue of shares to satisfy the exercise of any options that are on issue as at the Announcement Date;

(v)	Riversdale or a subsidiary of Riversdale issues, or agrees to issue, convertible notes;

(vi)	(without limitation to paragraph (d) or (e) above) Riversdale or a subsidiary of Riversdale disposes or agrees to dispose of the whole, or a substantial part, of its business or property;

(vii)	Riversdale or a subsidiary of Riversdale charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii)	Riversdale or a subsidiary of Riversdale resolves to be wound up;

(ix)	a liquidator or provisional liquidator of Riversdale or of a subsidiary of Riversdale is appointed;

(x)	a court makes an order for the winding up of Riversdale or of a subsidiary of Riversdale;

(xi)	an administrator of Riversdale, or of a subsidiary of Riversdale, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii)	Riversdale or a subsidiary of Riversdale executes a deed of company arrangement; or

(xiii)	a receiver, a receiver and manager, or other controller (as defined in the Corporations Act) is appointed in relation to the whole, or a substantial part, of the property of Riversdale or of a subsidiary of Riversdale.
(g)	No Prescribed Occurrences between Announcement Date and service of bidder’s statement

Between the period beginning on the Announcement Date up to the date Rio Tinto gives its bidder’s statement to Riversdale, none of the events listed in sub-paragraphs (f)(i) to (f)(xiii) occurs.

(h)	Conduct of Riversdale’s business

Between the Announcement Date and the end of the Offer Period, none of the following events occurs:
(i)	except as required by law, Riversdale or a subsidiary of Riversdale:
(A)	increases the remuneration of or pays any bonus or issues any securities or options to, or otherwise varies the employment agreements with, any of its directors or employees except:

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(I)	as expressly required under the terms of any employment agreement existing as at the Announcement Date; or

(II)	that the remuneration of employees may be increased provided that:
(aa)	the remuneration of any one employee is not increased by more than 20% of the remuneration payable to that employee as at the Announcement Date; and

(ab)	the aggregate of all the increases in remuneration do not exceed 5% of the total remuneration payable by Riversdale to all its employees (including the employees of Riversdale’s Related Entities) as at the Announcement Date; or
(B)	accelerates the rights of any of its directors or employees to benefits of any kind; or

(C)	pays a director, executive or employee a termination payment, other than as provided for in an existing employment contract;
(ii)	Riversdale or a subsidiary of Riversdale gives or agrees to give a financial benefit to a related party of Riversdale within the meaning of Chapter 2E of the Corporations Act;

(iii)	Riversdale or a subsidiary of Riversdale enters into any arrangement for the borrowing of an amount in excess of $20 million except as a consequence of the renegotiation of its banking facilities that exist as at the Announcement Date, but without increasing the amount available under those facilities;

(iv)	Riversdale or a subsidiary of Riversdale enters into any arrangement under which Riversdale or a subsidiary of Riversdale may be required to advance or provide financial accommodation to another party, other than in the ordinary course of business;

(v)	Riversdale or any of its subsidiaries exercises or waives any preemptive rights or rights of first or last refusal in respect of any shares, assets or property held by another person prior to the final date on which those rights may be exercised;

(vi)	Riversdale declaring, paying or distributing any dividend, bonus or other share of its profits or assets by way of dividend, capital reduction or otherwise; or

(vii)	Riversdale or a subsidiary of Riversdale amends its constitution, without Rio Tinto’s prior written consent, unless already specifically disclosed in writing to the ASX or Rio Tinto prior to the Announcement Date.
(i)	No regulatory action

As at the date on which the bidder gives notice under section 630(3) of the Corporations Act there is not in effect a final or interim decision, order or decree issued by a Regulatory Authority in consequence of or otherwise relating to the Offer (other than an application or determination by ASIC or the Takeovers Panel in exercise of the powers and discretions

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conferred by the Corporations Act or if the regulatory action results from action or inaction of Rio Tinto or its associates) which restrains, prohibits, impedes or otherwise materially adversely impacts on, the making of the Offer or the completion of any transaction contemplated by the Bidder’s Statement (including the acquisition of Riversdale Shares) or requires the divestiture of any assets of the Riversdale Group or the Rio Tinto Group.
(j)	Non-existence or exercise of certain rights

Between the Announcement Date and the end of the Offer Period, there is no person (other than a member of the Rio Tinto Group) having any rights, being entitled to or exercising any rights, alleging an entitlement, or expressing or announcing an intention (whether or not that intention is stated to be a final or determined decision of that person) and in all cases whether subject to conditions or not, as a result of any change of control event in respect of Riversdale (including Rio Tinto acquiring shares in Riversdale) or any of its subsidiaries or assets, to:
(i)	terminate or alter any Mining Interest or any material contract or material Project Approval to which Riversdale or any of its subsidiaries is a party (for this purpose an alteration includes, without limitation, an alteration of the operations of a Mining Interest, material contract or material Project Approval, whether or not that altered operation is provided for under the existing terms of or applicable to the Mining Interest, contract or Project Approval);

(ii)	require the termination, modification or disposal or offer to dispose of any material interest or asset, corporate body, other entity, partnership or joint venture (incorporated or unincorporated); or

(iii)	accelerate or adversely modify the nature or performance of any material obligations of Riversdale or any of its subsidiaries under any Mining Interest or other material contract or material Project Approval.
(k)	Equal access to information

At all times between the Announcement Date and the end of the Offer Period, Riversdale promptly (and in any event within two Business Days) provides to Rio Tinto a copy of all material information concerning the Riversdale Group’s business and operations that is not generally available (within the meaning of the Corporations Act) and that has not already been provided to Rio Tinto relating to Riversdale or any subsidiary of Riversdale or any of their respective businesses or operations that is provided by Riversdale or any of its Related Entities to any person (other than Rio Tinto or a Regulatory Authority) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a Competing Proposal.

(l)	Index decline

Between the Announcement Date and the earlier of the end of the Offer Period and 30 April 2011, it is not the case that:
(i)	the S&P/ASX 200 Index falls to 3,900 or less; and

(ii)	the S&P/ASX 200 Index remains at or below that level (at the close of trade) for at least 5 consecutive Business Days or until the Business Day immediately prior to the earlier of the end of the Offer Period and 30 April 2011.

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2.	Definitions for conditions

Announcement Date means the date on which Rio Tinto announces the Offer.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691.

Benga Project means Riversdale’s exploration, development and mining project within Mozambique Mining Concession 3365C and all associated infrastructure.

Business Day means a day that is not a Saturday, Sunday, bank holiday or public holiday in New South Wales, Australia.

Competing Proposal has the same meaning as in the bid implementation agreement between Rio Tinto and Riversdale.

Control has the meaning given under section 50AA of the Corporations Act. Controlled has the same meaning.

Dispose means, in relation to a Mining Interest or an interest in any property or other asset, a sale, transfer, assignment, novation, disposal, waiver, relinquishment or other dealing or action of any kind by means of which a legal, beneficial, voting or economic interest of any kind in that Mining Interest, property or other asset, whether absolute or by way of security and whether proprietary in nature or merely contractual, is, will or may be conferred on or transferred to another person or waived, relinquished or forfeited by a member of the Riversdale Group, and includes the grant of an option or of a royalty interest, net profit interest or other economic interest in or in relation to a Mining Interest or activities conducted under the authority of any Mining Interest. Disposal has a corresponding meaning.

Minerals means minerals or hydrocarbons of any kind or composition, including but not limited to coal and coal bed methane.

Mining Interest means any agreement, instrument, lease, tenement, licence, permit, approval, consent, concession, grant, permission, authorisation, renewal or right of any kind and however described issued, granted or entered into by any Mozambique Governmental Authority, which:
(a)	confers or is expressed or intended to confer a right to explore for, appraise, test, extract, produce, mine, remove, sell, own, export, deal with or otherwise exploit in any way Minerals of any kind and/or to conduct related activities and/or to construct, install or develop and/or operate plant, equipment or facilities of any kind in relation to any such activity; and/or

(b)	confers or is expressed or intended to confer rights to or in respect of any such agreement, instrument, lease, tenement, licence, permit, approval, consent, concession, grant, permission, authorisation or right which falls within paragraph (a) above or imposes obligations (including without limitation rights in relation to fiscal, environmental or health and safety matters) in respect of any activity referred to in paragraph (a) above, and either:
(c)	is held (or, according to materials disclosed on the ASX as of the Announcement Date or disclosed by Riversdale to Rio Tinto before the Announcement Date, is claimed to be held) by or for the benefit of any

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member of the Riversdale Group (whether alone or together with any other person or persons); or
(d)	is issued or granted or entered into by virtue of or in substitution for or which overlaps in whole or part with any such agreement, instrument, lease, tenement, licence, permit, approval, consent, concession or other grant or authorisation falling within paragraph (c) above; or

(e)	is granted pursuant to a Mining Interest Application.
Mining Interest Applications means the applications for Mining Interests submitted by Riversdale or a subsidiary of Riversdale to a Mozambique Governmental Authority prior to the Announcement Date each in a form fully disclosed by Riversdale to Rio Tinto prior to the Announcement Date.
Mining Project means the mining projects of Riversdale or its subsidiaries known as the:
(a)	Benga Project;

(b)	Zambeze Project,
(each being a separate Mining Project), involving the commercialisation of Mineral reserves in relation to the Mining Interests held or proposed to be held in relation to the relevant project, including but not limited to the continued exploration for and evaluation and mining of Mineral reserves from or by virtue of such Mining Interests, and the ownership, occupation, construction, testing, repair, operation, maintenance, use and financing of the relevant project, and the processing, treatment, handling, delivery and export of Minerals from such Mining Interests.
Mozambique Governmental Authority means the Government of Mozambique, governmental or any semi-governmental, administrative, fiscal or judicial entity or authority, minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of the Government of Mozambique or any of its political sub-divisions.
Power Project means the thermal coal fired power station proposed to be constructed on or in the vicinity of Mozambique Mining Concession 3365C and all associated infrastructure.
Project means each Mining Project and the Power Project.
Project Approval means any a licence, permit, approval, consent, derogation, exemption, concession or other grant or authorisation of any kind required from any Mozambique Governmental Authority in relation to a Mining Interest or a Project, other than a Mining Interest.
Regulatory Authority includes:
(a)	a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority;

(b)	a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government;

(c)	any regulatory organisation established under a statute;

(d)	in particular, ASX, ASIC and the Foreign Investment Review Board.
Related Entity means in relation to a party, any entity that is related to that party within the meaning of section 50 of the Corporations Act or which is an economic

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entity (as defined in any approved Australian accounting standard) that is Controlled by that party.
Rio Tinto means that member of the Rio Tinto group that makes the Offers.
Riversdale Group means Riversdale and its Related Entities.
Zambeze Project means Riversdale’s exploration project within Mozambique Exploration Licence 946L, any mining project that is developed out of or in connection with Exploration Licence 946L and any infrastructure associated with the foregoing.